

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Andrew Fox
Chief Executive Officer
Charge Enterprises, Inc.
125 Park Avenue, 25th Floor
New York, NY 10017

      Re: Charge Enterprises, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed March 15, 2023
          File No. 001-41354

Dear Andrew Fox:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology

cc: Jim Biehl, Chief Legal Officer